 Exhibit 99.1

Interim Financial Information
Golden Ocean Group Limited

Third Quarter 2017
November 21, 2017

Golden Ocean Group Ltd. Third Quarter 2017

Hamilton, Bermuda, November 21, 2017 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the "Company" or "Golden Ocean"), a leading dry bulk shipping company, today announced its results for the quarter ended September 30, 2017.

Highlights

•
Net income of $0.4 million and earnings per share of $0.00 for the third quarter of 2017, compared with net loss of $12.0 million and loss per share of $0.10 for the second quarter of 2017 and net loss of $26.7 million and loss per share of $0.25 for the third quarter of 2016.

•	Adjusted EBITDA[1] of $40.4 million for the third quarter of 2017 compared with $29.7 million in the second quarter of 2017 and $8.6 million for the third quarter of 2016.
•	Entered into agreement to sell six Ultramax vessels.
•	Took early delivery of one Capesize newbuilding and took delivery of the remaining three of the14 modern dry bulk vessels acquired from Quintana Shipping Ltd. ("Quintana") earlier this year.
•
Raised $100 million in capital through a $66 million equity offering and a $34 million equity in-kind contribution as partial consideration for two modern Capesize vessels acquired from affiliates of Hemen Holding Limited ("Hemen").

•	Terminated the covenant waivers related to the Company's recourse debt.

Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS, commented:

"Golden Ocean returned to profitability in the third quarter of 2017 and significantly improved the operating cash flow in an improving freight environment. The Company has taken a series of steps to maximize its market leverage by focusing commercial efforts on the vessel segments we believe provide the greater exposure to a recovery in the dry bulk shipping market. The Company's financial position has also been enhanced significantly over the past twelve months following improved operating results, strategic asset sales, and the equity issuance completed last month."

Per Heiberg, Chief Financial Officer of Golden Ocean Management AS, commented:

"We are pleased to report that Golden Ocean has been able to terminate waivers on its recourse debt and return to normal financial covenants as well as removing restrictions on new acquisitions, new debt and dividend payments one year ahead of the timeline the Company previously agreed to with the lenders. With our strong cash balance and continued debt amortization payments, our balance sheet should continue to strengthen. This provides us the financial flexibility with respect to the majority of our free cash flow to pursue additional opportunities and build shareholder value."

1  Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

Golden Ocean Group Ltd. Third Quarter 2017

Third Quarter 2017 Results

The Company reports net income of $0.4 million and earnings per share of $0.00 for the third quarter compared with net loss of $12.0 million and loss per share of $0.10 for the second quarter.

Adjusted EBITDA was $40.4 million for the third quarter, an increase of $10.7 million compared with the prior quarter.

Operating revenues amounted to $127.0 million in the third quarter, an increase of $27.3 million compared to the prior quarter. The improvement in operating revenues was due to an $18.2 million contribution from 16 recently acquired vessels that were delivered in the second and third quarters, as well as improving market rates. Voyage expenses increased by $6.4 million compared with the prior quarter, primarily due to an increase in vessels trading on voyage charter instead of time charter contracts. The average TCE rate2 for the fleet was $12,958 per day in the third quarter compared with $12,237 per day in the second quarter.

Ship operating expenses amounted to $37.2 million in the third quarter, an increase of $5.9 million compared with the second quarter. The increase was primarily due to a full quarter's operating expenses for the 13 vessels delivered in the second quarter and the three vessels delivered at the start of the third quarter. Ship operating expenses include dry docking costs for two vessels of $1.1 million in the third quarter, compared with $1.3 million in the prior quarter. Charterhire expenses increased by $7.5 million in the third quarter to $20.8 million, reflecting increased short-term charter-in activity at higher rates. Administrative expenses decreased by $0.4 million in the third quarter compared with the second quarter. Depreciation increased by $2.0 million in the third quarter as a result of the 16 recently acquired vessels. In the third quarter, the Company recognized a $1.1 million impairment loss related to the six Ultramax vessels the Company agreed to sell that were classified as held for sale.

Net interest expenses of $15.7 million in the third quarter reflect an increase of $1.8 million compared with the second quarter. This follows the increase in debt financing related to the 16 recent vessel acquisitions. In the third quarter, the Company reported $4.1 million in income from associated companies, primarily related to the sale of Golden Opus. A $1.5 million increase was recorded in relation to the change in fair value of the Company's derivatives.

In the third quarter, the Company generated positive operating cash flow of $26.2 million. The Company also received $7.0 million in distributions from one of its joint venture companies following the sale of Golden Opus. The Company paid final installments on Golden Nimbus of $29.6 million in September. Available financing of $25 million related to this delivery was drawn early October 2017. Total net cash used in investing activities was $20.8 million. Net cash used in financing activities was $4.2 million, which included debt repayments of $2.9 million upon delivery of the three vessels acquired in the quarter. In aggregate, the Company's total cash balance increased by $1.2 million, net in the third quarter. Total cash and cash equivalents, net of restricted cash, was $123.9 million as of September 30, 2017.

In the third quarter, the Company capitalized $63.6 million under vessel and equipment related to the three remaining vessels purchased from Quintana. The acquisition cost of the vessels primarily comprised of an aggregate of 2,850,000 shares of the Company, which were valued based on the Company's share price at the time of each vessel's delivery, and $43.3 million in assumed debt financing. In addition, the Company transferred $50.4 million to vessel and equipment following the delivery of the newbuilding vessel Golden Nimbus. As a result of the agreements in the third quarter to sell six Ultramax vessels for $142.5 million, the Company has classified $141.5 million as vessels held for sale following an impairment loss of $1.1 million.

2  TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

Golden Ocean Group Ltd. Third Quarter 2017

Long-term debt increased by $40.3 million, net of $2.9 million in debt repayments, in the third quarter as a result of the assumption of new bank debt financing for the three remaining vessels delivered from Quintana. As of September 30, 2017, accumulated deferred debt repayments, comprising the two prior quarters' deferrals under the Company's loan facilities, amounted to $28.8 million. The Company prepaid the full balance in October 2017, and the $28.8 million was classified as current portion of the long-term debt as of September 30, 2017.

Fleet Development and Newbuilding Program

Following delivery of the remaining three vessels from Quintana in July 2017, the Company completed the acquisition of 16 modern dry bulk vessels it agreed to acquire in the first quarter of 2017. In aggregate, the Company issued 17.8 million shares as consideration for the vessels and assumed debt of $285.2 million.

In August 2017, the Company's 50/50 joint venture company Golden Opus Inc. completed the sale of its only vessel, a Capesize vessel, to an unrelated third party for $28.9 million. The Company received a cash distribution of $7.0 million following delivery of the vessel.

In September 2017, the Company entered into agreements to sell six Ultramax vessels for $142.5 million to an unrelated third party. Net cash proceeds upon completion of the transaction and repayment of $40.3 million of associated debt is approximately $100 million. The Company has agreed to deliver the vessels to their new owner during the fourth quarter of 2017.

The Company agreed to take early delivery of Golden Nimbus, a Capesize newbuilding and paid final installments of $29.6 million in total. Following the delivery, the Company drew down $25.0 million in debt in October. The vessel is fixed on a time charter at a gross rate of $16,750 per day for a duration of between 14 and 18 months.

As a result of the delivery of Golden Nimbus, the Company has five vessels under construction and outstanding contractual commitments of $144.6 million due in 2018. The available debt financing for the remaining five newbuildings is $125.0 million. Two vessels have been fixed on time charters at a gross rate of $17,350 per day for a duration of between 11 and 13 months.

In October 2017, the Company agreed to acquire two modern Capesize vessels from affiliates of Hemen for an aggregated purchase price of $86.0 million. As settlement of the purchase price for the vessels, the Company will enter into a non-amortizing seller's credit loan with an affiliate of Hemen for 50% of the purchase price, which bears interest at LIBOR + 3.00% per annum and matures three years after delivery of each vessel. The remaining part of the purchase price will be settled with an aggregate of $9.0 million of cash and four million newly-issued common shares of the Company. On November 18, 2017, one of the vessels was delivered to the Company.

Corporate

As of September 30, 2017, the Company had 132,372,992 issued common shares, each with a par value of $0.05. The increase in the number of issued common shares was the result of the delivery in July 2017 of the remaining three vessels acquired from Quintana and related issuance of an aggregate 2,850,000 consideration shares. For the three and nine months ended September 30, 2017, the weighted average number of shares outstanding was 131,844,731 and 120,102,138, respectively.

Golden Ocean Group Ltd. Third Quarter 2017

In October 2017, the Company completed an equity offering of new common shares. The equity offering was placed at $8.50 per new share, raising gross proceeds of approximately $66 million through the issuance of 7,764,705 new shares. Subsequent to the equity offering, the Company terminated the covenant waivers related to the Company's recourse debt. This will reinstate normal debt service including quarterly repayments and covenants, and will remove certain restrictions on new acquisitions, new debt and dividend payments.

As of the date of this report and following the equity offering completed in October 2017, and a 2,000,000 share issue in November in relation to the delivery of one vessel acquired from affiliates of Hemen, the Company has 142,137,697 issued common shares, each having a par value of $0.05. In addition, the Company has agreed to issue 2,000,000 shares on delivery of the second of the two vessels acquired from affiliates of Hemen. Following this issuance the Company will have 144,137,697 issued common shares each having a par value of $0.05.

The Dry Bulk Market

Dry bulk freight rates continued to improve in the third quarter, with market rates for all vessel classes above those from the previous quarter. Rates for Capesize vessels experienced the highest volatility among the vessel classes we are exposed to and ended the quarter well above the rates for Panamax and Supramax vessels. The table below summarizes observed gross rates as reported by the Baltic Exchange for various time periods:

$/day (gross)	Q3-17	Q2-17	Q3-16
Capesize (CS5TC)	14,553	12,043	8,098
Panamax (PM4TC)	10,135	8,801	5,741
Supramax (SM6TC)	9,243	8,602	7,064

Global fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) continued to improve during the third quarter. According to Maritime Analytics, fleet utilization ended at  84.5% in the third quarter, up from 83.2% in the second quarter and 81.6% in the third quarter of 2016.

Total seaborne transportation of dry bulk goods in the third quarter increased to 1,142 mt compared to 1,107 mt in the second quarter and 1,099 mt in the third quarter of 2016, according to Maritime Analytics. Seaborne demand for all major commodity groups increased in the third quarter compared to the second quarter, following the trend of positive global growth. Chinese GDP growth remained strong at 6.8% for the third quarter, although there are some concerns on reduction in stimulus packages going forward following the recent Communist Party Congress. Despite continued positive trends, estimated growth numbers for housing construction and infrastructure investments are somewhat lower than prior to the meeting.

Steel prices and margins have continued at strong levels which further fueled imports of iron ore into China in the third quarter. High steel margins and a focus on reducing pollution has incentivized steel mills to buy high quality, imported iron ore. This has been reflected in an increase in the price spread between the highest Fe-content iron ore and the less Fe-rich iron ore. Despite strong imports of iron ore, inventories at ports slowly decreased during the quarter. While inventories are still at high levels, the risk for a sharp drawdown is gradually being reduced. Steel production outside of China has also held up and analysts are expecting further growth in these markets going forward.

Golden Ocean Group Ltd. Third Quarter 2017

Seaborne trade of thermal coal rose strongly during the third quarter, a combination of growth in volumes as well as in tonne miles. Inventories in China and India are low, which is leading to additional imports. South Korea imports also grew substantially to support their general growth as well as growth in electricity demand. Tonne mile demand was also positive in this segment, with volumes coming out of the U.S. replacing some volumes from Australia.

Transportation of agricultural products, in particular soybean and corn, also increased in the third quarter, while wheat was slightly down. The South America harvest season has been longer than normal this year, while exports out of the U.S. Gulf have been lagging.

Transportation of minor bulks continued a strong trend with 11.3% year-over-year growth. 6.3% of this growth came from volumes, and the remainder related to increased tonne miles. Chinese imports of various ores, including nickel and bauxite, have been particularly strong, and further export growth is expected, in particular from Guinea, where bauxite production is increasing.

The global fleet of dry bulk vessels amounted to 806 million dwt at the end of the third quarter. Deliveries decreased by 3.2 million dwt to 6.7 million dwt in the third quarter of 2017 compared to the second quarter of 2017. In total, 34.6 million dwt has been delivered in the first nine months of 2017, and 8.5 million dwt is scheduled for delivery for the reminder of the year. We do not expect all scheduled deliveries to materialize towards the end of the year and estimate total deliveries for 2017 to end below 40 million dwt. This compares with anticipated deliveries in 2017 of 53 million dwt at the start of the year. Delays have been observed during the year and although the potential for cancellation and slippage is lower now than before, there is still around 13 million dwt which has not progressed far enough to meet its scheduled delivery window.

Only 2.9 million dwt was scrapped in the third quarter, most likely due to the stronger market and slowdown during the monsoon season. With year to date scrapping at 11.6 million dwt, we do not expect scrapping to exceed 15 million dwt in 2017. This is less than 2% of the fleet and around half the volumes scrapped last year. Still, even in strong market conditions some scrapping can be expected to occur, particularly given that 6.9% of the fleet is above 20 years of age and 14.1% of the fleet is above 15 years of age.

Asset prices continued to improve during the third quarter, in line with stronger rates and improved time charter levels. The second hand market also continued to be active in the third quarter. New orders have been reported from the yards, aggregating to less than 3.5% of the current fleet based on dwt, and it seems that the yards are increasing their pricing in order to avoid further loss making orders. A further increase in newbuilding prices and the potential for improved time charter rates may in in turn contribute to further increases in the value for second hand vessels.

Strategy and Outlook

The third quarter was another active quarter where the Company decided to sell a significant part of its Ultramax fleet to focus its commercial efforts on larger vessel classes and to free up a significant amount of cash. In October, in conjunction with a $100 million capital raise, the Company acquired two modern Capesize vessels. Following these transactions and delivery of newbuildings early next year, Golden Ocean will operate a fleet of 78 vessels with an average age of less than 5 years. These steps also enabled the Company to terminate its waivers entered into in 2016 with the lenders and regain its financial flexibility, one year ahead of schedule.  Based on the cash sweep for the last half year and the reinstatement of ordinary debt repayments for the recourse debt commencing in the fourth quarter, three quarterly installments of debt will be paid in the fourth quarter, further deleveraging the Company's balance sheet. The Company also has limited cash funding requirement for its remaining newbuilding program, net of debt commitments.

Golden Ocean Group Ltd. Third Quarter 2017

The Company returned to profitability in the third quarter and achieved time charter rates above our cash break even levels including debt repayments. Thus far in the fourth quarter, rates have continued to improve, which should contribute positively to the Company's earnings in the quarter.

The gradual improvement in the dry bulk market continues, and in particular the growth in the demand of seaborne transportation has exceeded expectations so far this year. With an average utilization above 84% for the third quarter the market rates observed are at levels above the Company's cash break even levels. Although new orderings have been reported lately, it should not materially impact the slower fleet growth expected over the next few years. Despite uncertainty around environmental measures and reduced growth in China, which will add volatility in the near term, low stockpiles of coal in several countries and the quality difference between imported iron ore and iron ore produced in China should be supporting factors for a continued improvement in demand. Further improvements in average rates are therefore expected going forward.

Golden Ocean Group Ltd. Third Quarter 2017

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
November 21, 2017

Questions should be directed to:
Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

Golden Ocean Group Ltd. Third Quarter 2017

Interim Financial Information

Third Quarter 2017

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Golden Ocean Group Ltd. Third Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)
	Three months ended September 30, 2017	Three months ended June 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Operating revenues
Time charter revenues	59,506	50,095	17,537	144,682	56,064
Voyage charter revenues	67,178	49,551	52,748	162,999	109,221
Other revenues	266	37	578	927	5,827
Total operating revenues	126,950	99,683	70,863	308,608	171,112

Gain(loss) on sale of assets and amortization of deferred gains	65	64	56	193	222
Other operating income (expenses)	1,591	1,149	143	4,584	474

Operating expenses
Voyage expenses and commission	34,970	28,567	28,069	89,980	66,010
Ship operating expenses	37,206	31,317	27,975	95,815	78,642
Charter hire expenses	20,837	13,313	12,504	50,291	39,424
Administrative expenses	3,151	3,515	2,713	9,279	9,598
Impairment loss on vessels and newbuildings	1,066	—	—	1,066	985
Provision for uncollectible receivables	—	—	—	—	1,800
Depreciation	21,235	19,239	16,207	57,220	47,001
Total operating expenses	118,465	95,951	87,468	303,651	243,460

Net operating income (loss)	10,141	4,945	(16,406)	9,734	(71,652)

Other income (expenses)
Interest income	520	483	450	1,350	1,280
Interest expense	(16,245)	(14,394)	(12,069)	(43,363)	(33,064)
Impairment loss on marketable securities	—	—	—	—	(10,050)
Gain (loss) on derivatives	1,523	(3,772)	411	(2,273)	(17,409)
Equity results of associated companies, including impairment	4,117	283	130	4,361	(2,822)
Other financial items	337	519	775	792	(421)
Net other (expenses) income	(9,748)	(16,881)	(10,303)	(39,133)	(62,486)
Net income (loss) before income taxes	393	(11,936)	(26,709)	(29,399)	(134,138)
Income tax expense	(25)	(24)	(29)	(72)	(49)
Net income (loss)	368	(11,961)	(26,737)	(29,472)	(134,188)

Per share information:
Earnings (loss) per share: basic and diluted	$0.00	$-0.10	$-0.25	$-0.25	$-1.46

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd. Third Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income
(in thousands of $)
	Three months ended September 30, 2017	Three months ended June 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Comprehensive income (loss), net
Net (loss) income	368	(11,961)	(26,737)	(29,472)	(134,188)
Net changes related to marketable securities
Unrealized gain (loss)	(65)	(2,713)	866	2,584	(9,817)
Reclassification of loss to net income	—	—	—	—	10,050
Other comprehensive income (loss)	(65)	(2,713)	866	2,584	233

Comprehensive income (loss), net	303	(14,674)	(25,871)	(26,888)	(133,955)

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd. Third Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)

	September 30, 2017	June 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	123,926	122,699	212,942
Restricted cash	3,966	4,361	315
Other current assets	109,562	107,964	86,674
Total current assets	237,454	235,023	299,931
Restricted cash	62,370	64,168	53,797
Vessels and equipment, net	2,193,838	2,243,448	1,758,939
Vessels held for sale	141,500	—	—
Vessels under capital leases, net	2,286	2,512	2,956
Newbuildings	105,726	126,506	180,562
Other long term assets	51,732	58,413	65,437
Total assets	2,794,906	2,730,070	2,361,621

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	28,780	—	—
Current portion of obligations under capital leases	5,140	5,043	4,858
Other current liabilities	54,649	51,903	38,748
Total current liabilities	88,569	56,941	43,600
Long-term debt	1,302,120	1,287,493	1,058,413
Obligations under capital leases	8,793	10,125	12,673
Other long term liabilities	8,098	8,136	8,212
Total liabilities	1,407,579	1,362,700	1,122,904
Equity	1,387,327	1,367,370	1,238,717
Total liabilities and equity	2,794,906	2,730,070	2,361,621

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd. Third Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended September 30, 2017	Three months ended June 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Net (loss) income	368	(11,961)	(26,737)	(29,472)	(134,188)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities;
Depreciation	21,236	19,238	16,207	57,220	47,001
Impairment loss on vessels	1,066	—	—	1,066	985
Impairment loss on marketable securities	—	—	—		10,050
(Gain) loss on sale of newbuildings and amortization of deferred gain	(65)	(64)	(56)	(193)	(222)
Results from associated companies	(4,118)	(282)	(130)	(4,361)	680
Impairment of associated companies	—	—	—		2,142
Amortization of favorable charter party contracts	4,033	5,474	8,134	15,799	20,905
Amortization of unfavorable charter party contracts	(170)	(167)	(170)	(503)	(505)
Amortization of other fair value adjustments, net, arising on the Merger	2,681	2,561	2,424	7,667	6,960
Other	(441)	3,475	(3,801)	3,591	14,333
Change in operating assets and liabilities	1,645	(12,196)	(99)	(14,289)	(8,816)
Net cash provided by (used in) operating activities	26,235	6,078	(4,228)	36,525	(40,675)

Investing activities
Changes in restricted cash	2,192	(11,738)	2,274	(12,224)	(18,763)
Additions to newbuildings	(29,587)	(10,054)	(22,914)	(152,129)	(225,949)
Proceeds from the sale of vessels	—	—	3,464		51,586
Proceeds from sale of marketable securities	—	—	—		125
Investments in associated companies, net	7,000	(1,000)	—	6,256	(498)
Other investing activities, net	(446)	(120)	—	(566)
Net cash provided by (used in) investing activities	(20,841)	(22,912)	(17,176)	(158,663)	(193,499)

Financing activities
Repayment of long-term debt	(2,932)	(68,531)	—	(71,463)	(22,219)
Proceeds from long term debt	—	—	—	50,000	142,200
Net proceeds from share issuance	—	(69)	—	58,183	205,354
Debt fees paid	—	—	—		(898)
Repayment of capital leases	(1,235)	(1,199)	(11,070)	(3,598)	(14,581)
Net cash provided by (used in) financing activities	(4,167)	(69,799)	(11,070)	33,122	309,856
Net change in cash and cash equivalents	1,227	(86,633)	(32,474)	(89,016)	75,682
Cash and cash equivalents at start of period	122,699	209,332	210,773	212,942	102,617
Cash and cash equivalents at end of period	123,926	122,699	178,299	123,926	178,299

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd. Third Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $)
	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Number of shares outstanding
Balance at beginning of period	105,965,192	34,534,580
Shares issued	26,407,800	71,410,658
Balance at end of period	132,372,992	105,945,238

Share capital
Balance at beginning of period	5,298	1,727
Shares issued	1,320	3,570
Balance at end of period	6,618	5,297

Additional paid in capital
Balance at beginning of period	201,864	—
Shares issued	173,745	201,784
Stock option expense	432	—
Balance at end of period	376,041	201,784

Contributed capital surplus
Balance at beginning of period	1,378,824	1,378,766
Restricted stock unit expense (income)	—	5
Stock option expense	—	53
Balance at end of period	1,378,824	1,378,824

Other comprehensive income
Balance at beginning of period	2,287	—
Other comprehensive income, net	2,584	233
Balance at end of period	4,871	233

Retained deficit
Balance at beginning of period	(349,555)	(221,844)
Net (loss) income	(29,472)	(134,186)
Balance at end of period	(379,027)	(356,030)

Total equity	1,387,327	1,230,108

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd. Third Quarter 2017

Golden Ocean Group Limited
Selected Notes to Unaudited Interim Condensed Consolidated Financial Statements

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda based shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market and the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 5, 2017.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2016.

Net income as a result of the revenue sharing agreement for certain Capesize vessels is presented as other operating income (expenses). Comparative numbers have been revised to conform with the current presentation.

3. Earnings per share

Earnings per share amounts for the three and nine months ended September 30, 2017 are based on the weighted average number of shares outstanding of 131,844,731 and 120,102,138, respectively. Earnings per share amounts in comparative periods have been restated for the effect of the 1-for-5 reverse share split completed in August 2016.

4. Amortization of favorable and unfavorable charter party contracts

Operating revenues in the three and nine months ended September 30, 2017 have been reduced by net $4.0 million and $15.8 million, respectively, as a result of the amortization of favorable and unfavorable time charter-out contracts. Favorable time charter-out contracts which were acquired as a result of the merger between Knightsbridge Shipping Ltd and former Golden Ocean Group Ltd on March 31, 2015 have a carrying value of $58.4 million as of September 30, 2017. In addition, time charter-out contracts novated as part of the acquisition of vessels from Quintana Shipping Ltd ("Quintana") were valued to net negative $3.1 million and have a carrying value of negative $1.2 million, net, as of September 30, 2017.

Charterhire expenses in the three and nine months ended September 30, 2017 have been reduced by $0.2 million and $0.5 million, respectively, as a result of the amortization of unfavorable time charter-in contracts, which were acquired as a result of the merger and have a carrying value of $5.0 million as of September 30, 2017.

The net effect of amortization of the contract portfolio was a reduction in net income of $5.3 million and $15.3 million in the three and nine months ended September 30, 2017, respectively.

Golden Ocean Group Ltd. Third Quarter 2017

5. Vessels and equipment, net and vessels held for sale

In the first nine months of 2017, the Company acquired 14 vessels from subsidiaries of Quintana. To satisfy the purchase price, the Company issued an aggregate of 14.5 million shares as consideration to Quintana and associated companies in exchange for the 14 vessels. The Company also assumed $262.7 million in debt and prepaid $17.4 million in installments of this debt. In aggregate, the Company has capitalized $363.4 million in acquisition cost for the 14 vessels.

In the first nine months of 2017, the Company acquired two vessels from affiliates of Hemen Holding Limited ("Hemen"). To satisfy the purchase price, the Company issued an aggregate of 3.3 million shares as consideration to Hemen and associated companies in exchange for the vessels. The Company also assumed $22.5 million in debt under a seller's credit agreements. In aggregate, the Company has capitalized $43.1 million in acquisition cost for the two vessels.

As a result of the agreements in the third quarter of 2017 to sell six Ultramax vessels for $142.5 million, the Company has classified $141.5 million as vessels held for sale following an impairment loss of $1.1 million.

Refer to Note 7 for details of newbuildings delivered and transferred to vessels in the nine months ended September 30, 2017.

6. Vessels under capital leases, net

The Company has one vessel, Golden Eclipse, classified as capital lease as of September 30, 2017. The bareboat charter expires in 2020.

7. Newbuildings

On January 6th, 2017 the Company took delivery of Golden Virgo and paid a final installment of $15.9 million. There is no related debt on the vessel.

On January 20th, 2017 the Company took delivery of Golden Libra and paid a final installment of $15.9 million. There is no related debt on the vessel.

On February 13th, 2017 the Company took delivery of Golden Surabaya and Golden Savannah and paid final installments of $69.2 million in total, drawing down $50.0 million in debt.

On September 28, 2017, the Company took delivery of Golden Nimbus and paid final installments of $29.4 million in total. Following the delivery, the Company drew down $25.0 million in debt in October.

During the nine months ended September 30, 2017, the Company paid installments of $17.0 million for its five remaining newbuilding vessels.  As of September 30, 2017, the Company had outstanding contractual commitments of $144.6 million, all due in 2018.

Golden Ocean Group Ltd. Third Quarter 2017

8. Long-term debt

In February 2016, the Company agreed with its lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility. With reference to note 11, the Company terminated the amended terms related to the Company's aforementioned recourse debt.

In February, 2017, an aggregate of $50.0 million was drawn down under the Company's $425.0 million senior secured post-delivery term loan facility in connection with the delivery of two newbuilding vessels. With reference to note 11, an additional $25 million was drawn down in October related to the delivery of Golden Nimbus.

In May 2017, the Company paid $54.0 million for the full year's accumulated deferred debt repayments through the cash sweep mechanism set in place as part of the amended terms under the loan agreements entered into in the first quarter of 2016.  As of September 30, 2017, the deferred repayments under the loan facilities amounted to $28.8 million, which amount was prepaid in October 2017. The $28.8 million is classified as current portion of long-term debt as of September 30, 2017.

As part of the acquisition of the 14 vessels from Quintana, the Company assumed the vessels' corresponding bank debt financing of $262.7 million, in aggregate and made a $17.4 million down-payment of the debt in exchange for eliminating mandatory debt repayment until July 2019. In the period prior to July 2019, a cash sweep mechanism has been put in place whereby if certain conditions are met, the Company will make payments to reduce a deferred repayment amount of $40.6 million. The cash sweep is calculated semi-annually with first potential payment following the end of the first quarter of 2018.The average interest rate of the debt related to the vessels acquired from Quintana is LIBOR plus a 3.1% margin. Ordinary debt repayments, following the end of the waiver period in July 2019, will amount to $5.8 million per quarter.

In relation to the two ice-class panamax vessels acquired from Hemen during the nine months ended September
30, 2017, the Company has assumed a $22.5 million seller's credit debt, non-amortizing until June 2019 and with interest rate of LIBOR plus a margin of 3.0%.

As a result of the sale of the Ultramax vessels, the Company expects to repay $40.3 million of long term debt upon delivery of the vessels to their new owner.

9. Share capital

On March 15, 2017, the Company completed an equity offering raising gross proceeds of approximately $60.0 million through the issuance of 8,607,800 shares.

In relation to the 16 vessels acquired from Quintana and Hemen, the Company issued in aggregate 17,800,000 consideration shares during the second and third quarters of 2017.

As of September 30, 2017, the Company had 132,372,992 issued common shares, each with a par value of $0.05.

Refer to note 11 for subsequent share issuances.

Golden Ocean Group Ltd. Third Quarter 2017

10. Commitments and contingencies

As of September 30, 2017, the Company had five vessels under construction and outstanding contractual commitments of $144.6 million all due in 2018. The available debt financing for the remaining five newbuildings is $125.0 million. The Company's outstanding commitments are non-recourse to the parent company.

In September 2017, the Company entered into agreements to sell six Ultramax vessels for $142.5 million to an unrelated third party.

With reference to note 11, the Company terminated the covenant waivers related to the Company's recourse debt.  Refer also to note 11 regarding agreements to acquire two modern Capesize vessels from affiliates of Hemen.

11. Subsequent events

In October 2017, the Company drew down $25.0 million in debt in relation to final installments paid upon delivery of Golden Nimbus.

In October 2017, the Company completed an equity offering at $8.50 per new share raising gross proceeds of approximately $66 million through the issuance of 7,764,705 new shares.

In October 2017, the Company agreed to acquire two modern Capesize vessels from affiliates of Hemen at an aggregated purchase price of $86.0 million. As settlement of the purchase price for the vessels, the Company will enter into a non-amortizing seller's credit loan with an affiliate of Hemen for 50% of the purchase price, which bears interest at LIBOR + 3.00% per annum and matures three years after delivery of each vessel. The remaining part of the purchase price will be settled with an aggregate of $9.0 million of cash and four million of newly-issued common shares of the Company. 2,000,000 shares will be issued upon the delivery of each vessel. Following these issuances, the Company will have 144,137,697 issued common shares each having a par value of $0.05. On November 18, 2017, one of the vessels was delivered to the Company and 2,000,000 shares were issued on November 20, 2017.

In October 2017, the Company terminated the covenant waivers related to the Company's recourse debt. This will reinstate normal covenants and remove certain restrictions on new acquisitions, new debt and dividend payments.

Golden Ocean Group Ltd. Third Quarter 2017

(A) Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors' understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company's operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

Golden Ocean Group Ltd. Third Quarter 2017

(in thousands of $)	Three months ended September 30, 2017	Three months ended June 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Net income (loss)	368	(11,961)	(26,737)	(29,472)	(134,188)
Interest income	(520)	(483)	(450)	(1,350)	(1,280)
Interest expense	16,245	14,394	12,069	43,363	33,064
Income tax expense	25	24	29	72	49
Depreciation expense	21,235	19,239	16,207	57,220	47,001
Amortization of charter party out contracts	4,033	5,474	8,134	15,799	20,905
Amortization of charter party in contracts	(170)	(167)	(170)	(503)	(505)
Earnings before Interest Taxes Depreciation and Amortization	41,216	26,520	9,082	85,129	(34,954)
(Gain)/Loss on sale of assets and deferred gains	(65)	(64)	(56)	(193)	(222)
(Gain)/Loss on derivatives	(1,523)	3,772	(411)	2,273	17,409
Impairment loss on marketable securities	—	—	—	—	10,050
Vessel impairment loss	1,066	—	—	1,066	985
Other financial items	(247)	(487)	(44)	(629)	351
Adjusted Earnings before Interest Taxes Depreciation and Amortization	40,447	29,741	8,571	87,646	(6,381)

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Revenue and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, we use TCE revenue as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE revenue as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE revenue is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

Golden Ocean Group Ltd. Third Quarter 2017

(in thousands of $)	Three months ended September 30, 2017	Three months ended June 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Total operating revenues	126,950	99,683	70,863	308,608	171,112
Add: Amortization of charter party contracts	4,033	5,474	8,134	15,799	20,905
Add: Other operating income	1,591	1,149	143	4,584	474
Less: Other revenues*	266	37	578	927	5,827
Net time and voyage charter revenues	132,308	106,269	78,562	328,064	186,664
Less: Voyage expenses & commission	34,970	28,567	28,069	89,980	66,010
Time charter equivalent revenue	97,338	77,702	50,493	238,084	120,654
*adjustment includes management fee revenue and other non-voyage related revenues or income recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate, or TCE rate, represents the weighted average daily TCE revenue of our entire operating fleet.

TCE rate is a measure of the average daily revenue performance. Our method of calculating TCE rate is determined by dividing TCE revenue by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended September 30, 2017	Three months ended June 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Time charter equivalent revenue	97,338	77,702	50,493	238,084	120,654

Fleet available days	7,590	6,445	5,717	19,702	16,620
Fleet offhire days	(78)	(95)	(36)	(281)	(118)
Fleet onhire days	7,512	6,350	5,681	19,421	16,502

Time charter equivalent rate	12,958	12,237	8,888	12,259	7,311

Golden Ocean Group Ltd. Third Quarter 2017